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                            February 10, 2021

       Leonard Tannenbaum
       Chief Executive Officer
       AFC Gamma, Inc.
       525 Okeechobee Blvd.
       Suite 1770
       West Palm Beach, FL 33401

                                                        Re: AFC Gamma, Inc.
                                                            Amendment No. 2 to
Form S-11
                                                            Filed February 3,
2021
                                                            File No. 333-251762

       Dear Mr. Tannenbaum:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2021 letter.

       Amendment No. 2 to Form S-11

       Our Portfolio, page 4

   1. We note your revised disclosure on page 26 that Public Company A previously defaulted on certain covenants.
Please explain this in this section and in the section Management's
                                                        Discussion and Analysis
of Financial Condition and Results of Operations and clarify how it defaulted. To the
extent Public Company A is currently in default, please disclose this and disclose the amount
and duration. Please clarify if any other companies are now, or have previously been,
in default.
 Leonard Tannenbaum
AFC Gamma, Inc.
February 10, 2021
Page 2
Use of Proceeds, page 66

2. We note you have identified eight loans with an aggregate approximate principal amount of $103.5 million, which exceeds your expected net proceeds of $91 million. Please revise your filing to indicate the order of priority of funding these loans with your offering proceeds. Also, revise to disclose your plans if you cannot fund loans in excess of $91 million with the offering proceeds. Please refer to Item 504 of Regulation S-K.
Index to the Financial Statements, page F-1

3.    We note your response to comment 2. Please address the following:

             It appears that two additional loans may exceed 20% of offering proceeds, specifically the $21 million loan labeled Term Sheet 4 and the unfunded commitment to Private Co. C of approximately $10.1 million, which results in a $22 million loan to Private Co. C. Please tell us what consideration you gave to providing financial statements of the properties securing these two loans. Reference is made to SAB
           Topic 1I.

             Please tell us if you believe it is probable that you will fund the eight loans disclosed on page 66 in your Use of Proceeds section. Please separately address the loans identified as unfunded commitments and the loans identified as term sheets. Your response should address, but not be limited to, your statement that, historically, approximately 90% of your fully-executed, non-binding term sheets have converted into loans and that three of the four prospective borrowers paid you expense deposits.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameLeonard Tannenbaum
                                                             Division of
Corporation Finance
Comapany NameAFC Gamma, Inc.
                                                             Office of Real
Estate & Construction
February 10, 2021 Page 2
cc:       Jeeho M. Lee, Esq.
FirstName LastName